Exhibit 1

Credit Suisse Capital LLC

Credit Suisse Securities (USA) LLC

As Agent

11 Madison Avenue

New York, NY 10010

VARIABLE PREPAID FORWARD CONFIRMATION

Date:	1 December 2011

To:	Mr. Mortimer B. Fuller, III
66 Field Point Road
Greenwich, Connecticut, 06830

From:	Credit Suisse Capital LLC

Re:	Variable Prepaid Forward

Transaction ID: GWR#01E

External ID: 54768628

Dear Mr. Fuller:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between us on the Trade Date specified below. This Confirmation constitutes a “Confirmation” as referred to in the Variable Prepaid Forward Agreement (the “Agreement”) between you (“Counterparty”) and Credit Suisse Capital LLC, a Delaware limited liability company, (“CS Capital”) dated as of March 8, 2004, with respect to certain Transactions as defined therein.

This Confirmation supplements, forms part of, and is subject to the Agreement. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

General Terms:

Trade Date:	28 November 2011

Scheduled Valuation Date:	28 November 2012 (unless such date is not an Exchange Business Day, in which case the Scheduled Valuation Date shall be the next succeeding Exchange Business Day).

Selling Shareholder:	Counterparty

Forward Purchaser:	CS Capital

Issuer:	Genesee & Wyoming Inc.

Shares:	Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock”), which is convertible on a one-to-one basis into share of Class A common stock, par value $0.01 per share, of the Issuer (Ticker symbol: GWR) (the “Class A Common Stock”).

Exchange of the Class A Common Stock:	New York Stock Exchange. For the avoidance of doubt, all references herein to the “Exchange” shall be deemed to refer to the Exchange of the Class A Common Stock

Base Number of Shares:	Initially 50,000 shares of Class B Common Stock, subject to adjustment.

Floor:	Initially 100% of Initial Price = $55.8458, subject to adjustment.

Cap:	Initially 130% of Initial Price = $ 72.5995, subject to adjustment.

Participation above Cap:	0%

Initial Price:	$55.8458

Prepaid Percentage:	85.50%

Purchase Price:	$2,387,407.95 (Initial Price x Base Number of Shares x Prepaid Percentage).

Payment Date:	Three (3) Business Days after the later of (i) the day on which the Counterparty delivers to CS Capital (A) Transaction Documents executed by Counterparty, (B) the Notice of Conversion executed by the Counterparty and the Issuer, (C) the Issuer Acknowledgement executed by the Issuer substantially in the form of Annex A hereto are received by CS Capital, and (D) the waiver of the Class B Stockholders Agreement dated as of November 23, 2011 among the Executive Officers of Company (as defined therein), the Counterparty and certain Class B Common Stock shareholders, as amended and supplemented from time to time, each of (A) – (D) in a form satisfactory to CS Capital, and (ii) the day on which CS Capital receives from Counterparty a number of shares of Class B Common Stock as Collateral equal to the number of Shares specified in the Pledge of Collateral provision below.

Valuation:

Averaging Date Final Price:	The arithmetic mean of the Volume Weighted Average Prices per share of Class A Common Stock, as displayed on Bloomberg Page “AQR” for the Issuer, on each Averaging Date in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such Averaging Dates, or if such Volume Weighted Average Price is not available, the arithmetic mean of the market values of one (1) share of Class A Common Stock on each such date as determined by the Calculation Agent.

Valuation Date:	Scheduled Valuation Date, subject to extension upon the occurrence of an Averaging Date Market Disruption.

Averaging Period:	A period consisting of (the “Averaging Dates”) three (3) Exchange Business Days prior to and including the Scheduled Valuation Date.

Averaging Date Market Disruption:	If (i) a Market Disruption Event occurs on an Averaging Date during the Averaging Period, then, for each such Averaging Date on which such an impairment occurs, Calculation Agent shall extend the Averaging Period and the Valuation Date by one (1) Exchange Business Day or (ii) a Suspension Period commences on an Averaging Date during the Averaging Period, then the Averaging Period shall be tolled until the end of such Suspension Period, and the Valuation Date shall be extended accordingly.

Suspension Period:

Any period during which CS Capital concludes, in its sole discretion, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by CS Capital), for it to refrain from purchasing or selling shares of Class A Common Stock or Class B Common Stock.

CS Capital shall notify the Counterparty upon designating a Suspension Period and shall subsequently notify the Counterparty on the day CS Capital believes that it may resume purchasing shares of Class A Common Stock or Class B Common Stock. CS Capital need not communicate to the Counterparty the reason for CS Capital’s exercise of its rights pursuant to this provision.

Settlement Terms:

Settlement:

Total Deliverable Number of Shares:	A number of Shares or shares of Class A Common Stock equal to the lesser of (a) the Base Number of Shares and (b) the Base Number of Shares multiplied by (x) the sum, determined as of the Valuation Date, of (i) the Floor (expressed as an amount) and (ii) the product of (a) one minus the Participation Above Cap and (b) any amount by which the Final Price exceeds the Cap (expressed as an amount); divided by (y) the Averaging Date Final Price.

Notice of Settlement:	CS Capital will send written notice of expiration of the Transaction to the Counterparty on or before the 30th Business Day prior to the Scheduled Valuation Date.

Net Stock Settlement:	Counterparty will deliver the Total Deliverable Number of Shares to CS Capital on the Share Delivery Date, unless Counterparty elects the Cash Settlement Option, in which case, in lieu of delivering Shares or shares of Class A Common Stock, Counterparty will pay the Cash Settlement Amount on the Cash Settlement Payment Date.

Share Delivery Date:	The third Exchange Business Day following the Valuation Date.

Cash Settlement Option; Eligible Contract Participant:

Counterparty will have the right to cash settle the Transaction; on the third Business Day following the Valuation Date (the “Cash Settlement Payment Date”) Counterparty shall pay to CS Capital an amount equal to the applicable Cash Settlement Amount; provided that Counterparty shall not have the right to cash settle the Transaction unless CS Capital has received written notice of Counterparty’s intention to cash settle the Transaction on or before the 30th Business Day prior to the Scheduled Valuation Date.

Counterparty represents and warrants as of the date hereof and as of the date of any amendment, election or modification (including without limitation Optional Termination by Counterparty) to or under this Transaction or the Agreement that (i) it is an “eligible contract participant” as defined in Commodity Exchange Act, as amended; (ii) it is not in possession of any material, non-public information relating to the Issuer, the Shares or the shares of Class A Common Stock; and (iii) Counterparty is entering into this Transaction in order to manage the risk associated with an asset owned or a liability incurred, or reasonably likely to be owned or incurred, by Counterparty.

Cash Settlement Amount:	In respect of the Cash Settlement Payment Date, an amount in U.S. dollars, determined as of the Valuation Date, equal to the product of (i) the Total Deliverable Number of Shares multiplied by (ii) the Averaging Date Final Price.

Net Stock Settlement and Supplemental Share Delivery Requirements:	If Counterparty elects the Net Stock Settlement and/or Supplemental Share Delivery, Counterparty covenants, represents and warrants that [(i) ]it will deliver to CS Capital only shares of Class A Common Stock or Class B Common Stock that are eligible for immediate resale by Counterparty under Rule 144 or Rule 145[ and (ii) it (and each person whose sales of shares of Class A Common Stock or Class B Common Stock would be aggregated with Counterparty’s sales under Rule 144(e)(3)) will not sell any shares of Class A Common Stock or Class B Common Stock during the three-month period ending on the third Exchange Business Day following the Scheduled Valuation Date].

Adjustments:

Total Return Option	Inapplicable

Fixed Dividend Level:	USD 0.00 (zero) per share of Class A Common Stock

Dividend Pass-Through:

If as of the earlier of (x) the last Exchange Business Day of any calendar quarter during the term of this Transaction and (y) the Scheduled Valuation Date, as determined by the Calculation Agent, there has been a dividend paid by the Issuer in respect of the Class A Common Stock consisting of cash in U.S. dollars per share or the value of any non-cash assets (other than additional shares of Class A Common Stock), as determined by the Calculation Agent (the “Actual Dividend”), and such Actual Dividend is greater than the Fixed Dividend Level, Seller agrees to pay to Buyer within two (2) Business Days an amount in U.S. Dollars in immediately available funds by wire transfer equal to the product of the Base Number of Shares multiplied by the difference between the Actual Dividend and the Fixed Dividend Level (the “Excess Pass-Through Amount”).

If the Actual Dividend is received from the Issuer by Seller, Seller shall pay the Excess Pass-Through Amount, if any, to Buyer within two (2) Business Days after receipt of the Actual Dividend.

If the Actual Dividend is received from the Issuer by the Buyer, (a) in the event that the Actual Dividend is greater than the Fixed Dividend, the Seller agrees that in fulfillment of Seller’s obligation hereunder, Buyer may retain the Excess Pass-Through Amount from any dividend payment received by Buyer from the Issuer and shall pay to Seller the remainder of such dividend payment (if any), and (b) in the event that the Fixed Dividend is greater than the Actual Dividend, the Buyer agrees to pay the Actual Dividend to Seller within two Business Days after receipt of the Actual Dividend.

For the avoidance of doubt:

	(a)	in making the determination for a period ending on the Scheduled Valuation Date, the Calculation Agent shall treat the ex dividend date of any cash dividend declared during such period but not yet paid as the payment date of such cash dividend; and

	(b)	Buyer shall have no payment obligation pursuant to this Dividend Pass-Through provision for a period ending on the Scheduled Valuation Date unless an ex dividend date occurred during such period for an Actual Dividend.

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events or Tender Offers:

(a) Share-for-Share	Additional Termination Event, Counterparty will be the Affected Party, provided that, upon mutual agreement between CS Capital and Counterparty, this Transaction may be amended or recalculated in terms of New Shares and shall otherwise continue in accordance with the terms hereof.

(b) Share-for-Other	Additional Termination Event, Counterparty will be the Affected Party.

(c) Share-for-Combined	Additional Termination Event, Counterparty will be the Affected Party.

In the event that the transaction is terminated as the result of a Tender Offer, payments in respect thereof shall be determined pursuant to Section 6 of the Agreement, with references therein to “Merger Event” applicable to the Tender Offer. “Tender Offer” means an a tender, takeover or exchange offer, or any solicitation or other proposal or event, that results in an entity’s or a person’s acquiring or having the right to obtain greater than 10% and less than 100% of the outstanding voting shares or the shares of Class A Common Stock, as determined by the Calculation Agent.

Additional Termination Events:

Loss of Economic Stock-Borrow:	Additional Termination Event, Counterparty will be the Affected Party; provided that “economic stock-borrow” shall mean the availability of sufficient shares of Class A Common Stock in the stock-borrow market at a cost of 40 basis points per annum; provided, further, that if Counterparty reimburses (on a current basis) CS Capital for any cost of stock-borrow in excess of 40 basis points per annum, such event shall not be an Additional Termination Event.

Hedging Impairment:	An Additional Termination Event will occur if, in connection with CS Capital’s hedge, CS Capital’s ability to purchase or sell shares of Class A Common Stock is significantly impaired; Counterparty will be the Affected Party.

Optional Termination by Counterparty:	At any time, Counterparty may terminate the Transaction in whole upon 30 Business Days’ prior written notice to CS Capital specifying the date of the Optional Termination.

Collateral:

Pledge of Collateral:

On the Trade Date, Counterparty will pledge a quantity of Shares or shares of Class A Common Stock to CS Capital in accordance with Section 10 of the Agreement. Throughout the term of the Transaction the Counterparty shall maintain a number of Shares or shares of Class A Common Stock in the Collateral Account equal to the Base Number of Shares, as adjusted.

Release of Pledged Collateral:

On the Share Delivery Date, CS Capital will release the Collateral to Counterparty against receipt from Counterparty of the Total Deliverable Number of Shares; provided that, if Counterparty elects the Cash Settlement Option, the Pledged Securities will be released to Counterparty against payment to CS Capital of the Cash Settlement Amount.

Additional Representations, Warranties and Covenants:

Insider:

Because Counterparty is an “affiliate” (as defined in Rule 144 of the Securities Act of 1933, as amended) of the Issuer, the Pledged Securities are restricted stock that can only be offered and sold pursuant to an effective registration statement, Rule 144 or other applicable exemption.

Holding Period; Restrictions on Transfer:

Counterparty represents and warrants to CS Capital that (i) Counterparty’s “holding period” for the Shares pledged hereunder, determined in accordance with Rule 144, commenced more than six months prior to the date hereof, and the Issuer is in compliance with Rule 144(c)(1) and (ii) other than the restrictions on transfer imposed by the provisions of the Issuer’s Restated Certificate of Incorporation, such Shares are, or will, at the time of delivery to CS Capital pursuant to the terms of this Transaction, be free of any Transfer Restrictions. Counterparty represents and warrants that the restrictions on transfer imposed by the Class B Stockholders Agreement dated as of May 20, 1996 among the Executive Officers of Company (as defined therein), the Counterparty and certain Class B Common Stock shareholders, as amended and supplemented from time to time, and the Letter Agreement dated as of December 12, 2000 among the Company, the Counterparty and The 1818 Fund III, L.P., as amended and supplemented from time to time, have been waived (each a “Waiver”) by the parties to such agreements.

Manner of Hedging:

CS Capital represents that it will execute any initial hedging in shares of Class A Common Stock in a manner consistent with paragraph (f) of Rule 144. Consistent with the foregoing, Counterparty agrees and covenants with CS Capital that it (x) will not sell any shares of Class A Common Stock or Class B Common Stock pursuant to Rule 144 and (y) will cause each person whose sales of shares of Class A Common Stock or Class B Common Stock would be aggregated with Counterparty’s sales under Rule 144(e)(3) not to sell any shares of Class A Common Stock or Class B Common Stock, in each case, without the prior written consent of CS Capital.

Other Provisions:

Calculation Agent:	CS Capital, whose determinations and calculations shall be binding absent manifest error.

Default Rate:	Cost of funding plus 2.00%.

Additional Provisions
The date and time of this Transaction will be furnished by CS Capital to Counterparty upon written request

CS Capital will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by CS Capital in connection with any transaction

CS Capital is not a member of SIPC (Securities Investor Protection Corporation).

Matters Relating to CS Securities (USA) LLC:

CS Securities (USA) LLC shall act as “agent” for CS and Counterparty in connection with the Transaction.

(a) CS Securities (USA) LLC has no obligation, by guaranty, endorsement or otherwise, with respect to performance of CS Capital’s and Counterparty’s obligations.

(b) CS Capital represents that it is an “OTC derivatives dealer” as such term is defined in the Securities Exchange Act and is an affiliate of a broker-dealer, CS LLC, that is registered with and fully-regulated by the Securities and Exchange Commission (“SEC”). CS Securities (USA) LLC acted as CS Capital’s agent in effecting this Transaction.

Account Details:

Payments to Counterparty:	To be advised in writing

Payments to CS Capital:	Pay to: ABA Number: For A/C of:

Account #:

Deliveries to CS Capital:	Credit Suisse Securities (USA) LLC DTC: Ref a/c:

Securities Contract:	The parties hereto agree and acknowledge that each of CS and the Custodian (as defined in Section 4 below) is a “financial institution,” “swap participant” and “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of Title 11 of the United States Code (the “Bankruptcy Code”), that the Custodian is acting as agent and custodian for CS in connection with the Transaction and that CS is a “customer” of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that this Confirmation is (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that CS is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

Regulatory Disclosure Representation:	The Counterparty represents that it has received from CS Capital the “Risk Disclosure Statement regarding OTC Derivative Products and Notice of Regulatory Treatment” and has reviewed, signed and returned a copy of such document to CS Capital.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

Credit Suisse International

By:	/s/ Anthony Fisher

Name:	Anthony Fisher
Title:	Director

Credit Suisse Securities (USA) LLC, acting solely in its capacity as agent

By:	/s/ Jacqueline Bonilla

Name:	Jacqueline Bonilla
Title: Vice President

Confirmed as of the date first written above:

MORTIMER B. FULLER, III

By:	/s/ Mortimer B. Fuller, III